SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           Travis Boats & Motors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   894363100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. Wexler
                            101 S. Hanley, Suite 1600
                            St. Louis, Missouri 63105
                            Telephone: (314) 615-6100
                            Facsimile: (314) 615-6001
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 June 10, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 894363100              13D                         Page 2 of 14 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          TMRC, L.L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  3,252,824
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,252,824
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,252,824
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          42.8%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP NO. 894363100              13D                         Page 3 of 14 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Tracker Marine, L.L.C.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  3,252,824
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,252,824
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,252,824
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          42.8%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP NO. 894363100              13D                         Page 4 of 14 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Three Johns Company
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  3,252,824
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,252,824
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,252,824
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          42.8%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP NO. 894363100              13D                         Page 5 of 14 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          The John L. Morris Revocable Trust
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  3,252,824
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,252,824
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,252,824
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          42.8%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

CUSIP NO. 894363100              13D                         Page 6 of 14 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          John L. Morris
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |_|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  3,252,824
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,252,824
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,252,824
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          42.8%
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

                                Amendment No 1 to

                                  Schedule 13D

         TMRC, L.L.P., a Missouri limited liability company ("TMRC"), and, by virtue of their respective direct and indirect holdings of interests in TMRC (as described below in this Report), Tracker Marine, L.L.C., a Missouri limited liability company ("Tracker"), Three Johns Company, a Missouri corporation ("Three Johns"), the John L. Morris Revocable Trust (the "JLM Trust") and John
L. Morris, an individual residing in Missouri ("JLM") (collectively, the "Reporting Persons"), have previously reported their acquisition of 21,390 shares of 6% Series A Cumulative Convertible Preferred Stock, $.01 par value per share ("Series A Preferred") of Travis Boats & Motors, Inc., a (the "Company"), which such shares are convertible into 869,724 shares of the Company's common stock, in an initial Schedule 13D filing dated March 13, 2002 (the "Report"). Capitalized terms that are not defined in this Amendment No. 1 shall have the meaning ascribed to such terms in the Report.

         This Amendment No. 1 to the Report is being filed in order to report, among other things, (a) the acquisition by the Reporting Persons of an additional 58,610 shares of Series A Preferred as a result of the consummation of the Second Closing and the exercise of the Warrant, which such shares are convertible into 2,383,100 shares of the Company's common stock, and (b) an amendment to the voting rights of the Series A Preferred. In addition, this Amendment No. 1 is being filed to amend and supplement the Report previously filed by the Reporting Persons. Only those items amended or supplemented are reported herein.

         In connection with the listing of the shares of common stock underlying the Series A Preferred, the Nasdaq National Market required the Company to amend the voting rights of the Series A Preferred so that the voting rights could not be adjusted by the anti-dilution feature of the Series A Preferred. Accordingly, on April 8, 2002, the Company amended and restated the Statement of Designations to set the conversion price, solely with respect to calculating the number of votes to which each share of Series A Preferred is entitled, at $2.55 and to prohibit any adjustment to such price other than adjustments resulting from stock splits, stock dividends and other similar events. The changes to the Statement of Designations did not affect the anti-dilution provisions that adjust the number of shares of common stock into which the Series A Preferred is convertible.

         On May 24, 2002, TMRC and the Company consummated the transactions underlying the Purchase Agreement, and thereby effected the Second Closing. As a result, the Reporting Persons acquired 28,610 shares of Series A Preferred and the Warrant, both for an aggregate cash purchase price of $2,861,000. On June 10, 2002, TMRC exercised the Warrant by paying $3,000,000 to the Company in exchange for 30,000 shares of Series A Preferred. The Company used the proceeds of the exercise of the Warrant to prepay the Convertible Subordinated Notes then outstanding held by Brunswick Corporation.

         As a result of the transactions on May 24, 2002 and June 10, 2002, the Reporting Persons acquired an additional 58,610 shares of Series A Preferred, which are convertible into 2,383,100 shares of common stock of the Company. As of June 10, 2002, without giving effect to any dividends on the Series A Preferred that may have accrued, the Reporting Persons hold 80,000 shares of Series A Preferred, which are convertible into 3,252,824 shares of common stock of the Company.

Item 5.  Interest in the Securities of Issuer.

         Subsections (a), (b) and (d) of Item 5 are hereby restated in their entirety as follows:

         (a) TMRC does not currently own any shares of the Common Stock of the Company. TMRC possesses the right to convert the 80,000 shares of Series A Preferred it beneficially owns into 3,252,824 shares of Common Stock. Therefore, TMRC may be deemed to be the direct beneficial owner of all of these shares of Common Stock representing approximately 42.8% of the Company's outstanding Common Stock according to the information contained in the Company's Form 10-Q filed on May 20, 2002. By virtue of the relationships reported under Item 2 of the Report, Tracker, Three Johns, the JLM Trust and JLM may be deemed to share indirect beneficial ownership of the Preferred Shares directly owned or to be acquired by TMRC. To the best knowledge of the Reporting Persons, with the exception of the 80,000 shares of Series A Preferred deemed or to be deemed beneficially owned by TMRC described above, none of the persons named in Item 2 to the Report beneficially own any of the Company's securities.

         The Reporting Persons, other than TMRC, expressly disclaim beneficial ownership of the 3,252,824 shares of Common Stock underlying the shares of Series A Preferred held by TMRC. The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons, or any affiliate thereof, is, for any purpose, the beneficial owner of such shares of Common Stock covered by the Series A Preferred.

         (b) TMRC has the direct power to vote and direct the disposition of the 80,000 shares of Series A Preferred Shares as described below. By virtue of the relationships described in Item 2 of the Report, each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the same shares held by TMRC.

         The holders of the Series A Preferred are entitled to vote with the Common Stock as a single class on all actions to be voted on by the shareholders of the Company. Each holder of Series A Preferred is entitled to that number of votes per share equal to the number of shares of Common Stock into which each share of Series A Preferred is convertible on the record date of such shareholder vote. For purposes of such conversion, the conversion price is deemed to be $2.55, regardless of what the actual conversion price of the Series A Preferred may be on the record date. As such, TMRC currently possesses the right to direct 3,137,254 votes on any matter brought before the Company's shareholders. Upon conversion of the Series A Preferred, TMRC will possess that number of votes equal to the number of shares of Common Stock into which the Series A Preferred is converted, which may be greater than the number of votes to which the holder of the Series A Preferred is entitled.

         Upon full conversion of the 80,000 shares of Series A Preferred, TMRC will possess the right to dispose of 3,252,824 shares of the Common Stock.

         (d) TMRC, as the direct holder of the 80,000 shares of Series A Preferred, has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 80,000 shares of Series A Preferred.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The last paragraph of Item 6 is hereby restated in its entirety as follows:

         Other than as set forth above, neither any of the Reporting Persons, nor, to the best knowledge of such persons, any affiliate of a Reporting Person, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby amended as follows:

         Exhibit B    Amended and Restated Statement of Designations

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 TMRC, L.L.P.


                                 By:     Tracker Marine, L.L.C.,
                                         Its 99% partner

                                 By:     Three Johns Company,
                                         Its sole member


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Tracker Marine, L.L.C.


                                 By:     Three Johns Company,
                                         Its sole member


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Three Johns Company


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 John L. Morris Revocable Trust



                                 By:     /s/ Joe C. Greene
                                         ---------------------------------------
                                         As co-trustee


                                 By:     /s/ Lawrence P. Mueller
                                         ---------------------------------------
                                         As co-trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ John L. Morris
                                         ---------------------------------------
                                         John L. Morris

                                                                      EXHIBIT B
                                                                      ---------

                           TRAVIS BOATS & MOTORS, INC.

                              AMENDED AND RESTATED

                            STATEMENT OF DESIGNATIONS

                                       OF

               6% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

         Pursuant to Section 2.13 of the Texas Business Corporation Act, Travis Boats & Motors, Inc., a Texas corporation (the "Corporation"), hereby certifies that the following resolutions were duly adopted by its Board of Directors (the "Board") on April 4, 2002 to amend and restate the powers, designations, preferences and relative, participating, optional or other rights of its 6% Series A Cumulative Convertible Preferred Stock;

         RESOLVED, that pursuant to the authority granted to the Board in the Restated Articles of Incorporation of the Corporation (the "Articles of Incorporation"), there is hereby created, and the Corporation is hereby authorized to issue, a series of Preferred Stock (as defined in the Articles of Incorporation) having the following powers, designations, preferences and rights:

         Certain defined terms used herein are set forth in Section 9 hereof.

         1. Designation. The series of Preferred Stock shall be designated "6% Series A Cumulative Convertible Preferred Stock" (the "Series A Preferred") and shall consist of One Hundred Fifty Thousand (150,000) shares.

         2. Rank. All shares of Series A Preferred shall rank senior, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, to (a) all of the Corporation's Common Stock, par value $.01 per share ("Common Stock"), and (b) all of the Corporation's capital stock that by its terms ranks junior to the Series A Preferred either as to the payment of dividends or as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (the capital stock referred to in clauses (a) and (b) above being herein referred to as "Junior Securities").

         3. Dividends.

         (a) Dividends on Series A Preferred. The Corporation shall pay to the holders of shares of the Series A Preferred (regardless of whether purchased for cash, issued as dividends or otherwise issued), out of the assets of the Corporation legally available therefor, dividends at the times, in the amounts and with such priorities as follows:

          (i) Dividend Rate. Dividends on shares of Series A Preferred will be payable quarterly on the last day of each calendar quarter in arrears at a rate per annum equal to 6%, as may be adjusted as set forth below, of the Liquidation Value thereof on the Dividend Payment Date. Dividend payments under this clause 3(a) shall be made, at the option of the Corporation, in cash or in additional shares of Series A Preferred; provided that if additional shares of Series A Preferred are to be issued, the Corporation shall issue that number of shares equal to the amount of such dividends divided by $100, rounded up to the nearest whole share. All shares of Series A Preferred issued as a dividend will upon and by virtue of their issuance be duly authorized, validly issued, fully paid and nonassessable. In the event that Consents, as such term is defined in that certain Preferred Stock and Warrant Purchase Agreement by and between TMRC, L.L.P. ("Tracker") and the Corporation, dated on or about March 13, 2002 (the "Purchase Agreement"), other than the shareholder approval contemplated by
     Section 5.6 of the Purchase Agreement, are not obtained within one hundred and eighty (180) days after Tracker reasonably determines and notifies the Corporation in writing that such Consents are required in connection with the consummation of the transactions contemplated under the Purchase Agreement, the dividend rate on shares of Series A Preferred will be increased by 1% (or fraction thereof) for each 30 day period (or fraction thereof) until such Consents are, to the reasonable satisfaction of Tracker, obtained. Notwithstanding the foregoing, in no event will the dividend rate exceed 12% per annum.

          (ii) Payment Dates. Dividends on the Series A Preferred shall be declared out of legally available funds therefor and paid quarterly in the manner specified in Section 3(a)(i), on the last day of March, June, September and December in each year (each, a "Dividend Payment Date"). The first Dividend Payment Date shall be the last day of March, 2002. If any Dividend Payment Date shall be on a day other than a Business Day, then the Dividend Payment Date shall be on the next succeeding Business Day. An amount equal to the full cumulative dividends shall also be payable, in satisfaction of such dividend obligation, upon liquidation as provided under Section 4 hereof, upon conversion as provided under Section 6 hereof and upon redemption as provided under Section 7 hereof. The record date for the determination of holders of shares of Series A Preferred entitled to receive payment of the dividends payable pursuant to this Section 3 shall be the date which is twenty (20) Business Days prior to the Dividend Payment Date.

          (iii) Accrual of Dividends.

               (A) To the extent the Board is prohibited by law from declaring and paying dividends in accordance with this Section 3(a), dividends shall accrue on a daily basis, calculated on the basis of a 360 day year consisting of twelve months of thirty days each in a year, whether or not there shall be (at the time such dividends became or become payable or any other time) profits, surpluses or other funds of the Corporation legally available for the payment of dividends. Dividends shall not compound except as set forth below in clause (B).

               (B) All dividends which have accrued on any share of Series A Preferred then outstanding during the period from (but excluding) the preceding Dividend Payment Date (or from and including the Issue Date in the case of the initial Dividend Payment Date) to and including such Dividend Payment Date shall be added on such Dividend Payment Date to the Liquidation Value of such share of Series A Preferred (so that, without limitation, dividends shall thereafter accrue in respect of the amount of such accrued but unpaid dividends) and shall remain a part thereof until (but only until) such dividends are paid. The "Liquidation Value" of any share of Series A Preferred as of a particular date shall be equal to the sum of $100 plus an amount equal to any accrued and unpaid dividends on such share of Series A Preferred that have been added to the Liquidation Value of such share of Series A Preferred Stock on any prior Dividend Payment Date pursuant to this Section 3(a)(iii)(B) and have not theretofore been paid. Dividends shall not otherwise accrue or cumulate on previously accrued dividends on Series A Preferred.

          (iv)  Amounts  Payable.  The amount of  dividends  payable on Series A
     Preferred on each Dividend Payment Date shall be the full cumulative dividends which are accrued but unpaid through and including such Dividend Payment Date. Dividends which are not paid as provided in clause (iii) above shall accrue as provided in clause (iii) above until paid and shall be payable as soon as payment can lawfully be made (or upon liquidation, conversion or redemption as provided herein).

         (b) Dividends on Common Stock. In the event that the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (whether in cash, securities, rights to purchase securities or other property) on its Common Stock, the holders of the Series A Preferred shall receive from the Corporation, with respect to each share of Series A Preferred held, a dividend or distribution that is the same dividend or distribution that would be received by a holder of the number of shares of Common Stock into which such share of Series A Preferred is then convertible pursuant to the provisions of Section 6 hereof on the record date for such dividend or distribution with respect to Common Stock. Any such dividend or distribution shall be declared, ordered, paid or made on the Series A Preferred at the same time such dividend or distribution is declared, ordered, paid or made on the Common Stock.

         (c) Limitation on Dividends, Repurchases and Redemptions. So long as at least 10,000 shares of Series A Preferred shall be outstanding, the Corporation shall not declare or pay or set apart for payment any dividends or make any other distributions on any Junior Securities, whether in cash, securities, rights to purchase securities or other property (other than dividends or distributions payable in shares of the class or series upon which such dividends or distributions are declared or paid), nor shall the Corporation or any of its Subsidiaries purchase, redeem or otherwise acquire for any consideration or make payment on account of the purchase, redemption or other retirement of any Parity Securities or Junior Securities, nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any Parity Securities or Junior Securities, unless with respect to all of the foregoing all dividends or other distributions to which the holders of Series A Preferred shall have been entitled, pursuant to Sections 3(a) and 3(b) hereof, shall have been either (i) paid, or (ii) declared with a sum of money set apart for the full payment thereof.

         4. Preference on Liquidation.

         (a) Liquidation Preference for Series A Preferred. In the event that the Corporation shall liquidate, dissolve or wind up, whether voluntarily or involuntarily, the holders of shares of Series A Preferred shall, to the extent not electing to convert pursuant to Section 6, receive an amount per share in cash equal to the sum of (i) the Liquidation Value, plus (ii) all accrued but unpaid dividends thereon through the date of distribution, if any, to the extent not already added to the Liquidation Value pursuant to Section 3(a)(iii)(B) (the "Series A Liquidation Preference"). The Series A Liquidation Preference shall be paid prior to any distribution to the holders of shares of Common Stock or other Junior Securities (and no monies shall be set apart for payments on any of such securities unless the Series A Liquidation Preference is so paid). If upon the occurrence of such event the assets and funds thus distributed among the holders of the Series A Preferred are insufficient to permit the payment to such holders of the Series A Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series A Preferred in proportion to the respective number of shares held. After payment has been made to the holders of the Series A Preferred of the full Series A Liquidation Preference, all remaining assets and funds of the Corporation shall be distributed pro rata among all holders of Junior Securities and the Series A Preferred on the basis of their respective holdings, assuming all Series A Preferred had been converted into Common Stock in accordance with the conversion rights then in effect pursuant to Section 6.

         (b) Notice of Liquidation. Written notice of any liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when and the place or places where amounts distributable in such circumstances shall be payable, and the expected distribution to holders of each class of the Company's capital stock, shall be given by first class mail, postage prepaid, not less than twenty (20) days prior to any payment date specified therein, to the holders of record of the Series A Preferred at their respective addresses as shall appear on the records of the Corporation.

         5. Voting.

         (a) Vote with Common; Notice. Except as provided under Texas law and in this Section 5, the Series A Preferred shall vote together with the Common Stock as a single class on all actions to be voted on by the shareholders of the Corporation, including, without limitation, the election of directors other than the directors elected in accordance with Section 5(b). Each share of Series A Preferred shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock (excluding fractions of a share) into which each share of Series A Preferred is convertible on the record date for such shareholder vote; provided that, solely for purposes of this Section 5(a), the Conversion Price shall be deemed to be $2.55, subject solely to the adjustment provisions set forth in this Section 5(a) (the "Voting Conversion Price"). The holders of Series A Preferred shall be entitled to notice of any shareholder's meeting on the same terms as if they were holders of Common Stock. If the Corporation at any time or from time to time after the Issue Date, pays a stock dividend in shares of Common Stock, effects a subdivision of the outstanding Common Stock, combines the outstanding shares of Common Stock, or issues by reclassification of shares of its Common Stock any shares of capital stock of the Corporation, then, in each such case, the Voting Conversion Price in effect immediately prior to such event shall be adjusted so that each holder of shares of Series A Preferred shall have that number of votes equal to the number of shares of Common Stock which it would have owned after the event had such shares of Series A Preferred been converted at the Voting Conversion Price immediately before the happening of such event; provided, however, that no adjustment shall be made hereunder to the extent the Corporation issues to the holders of Series A Preferred the shares or other instruments delivered to the holders of Common Stock in connection with such event. Any adjustment under this Section 5(a) shall become effective retroactively immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of an issuance, subdivision, combination or reclassification.

         (b) Election of Series A Preferred Directors. Notwithstanding any other provision in the Articles of Incorporation:

          (i) Subject to Section 5(b)(ii) below, after the ninetieth (90th) day following the Issue Date and if at any given time at least 10,000 shares of Series A Preferred are outstanding, the Board shall consist of seven (7) directors and the Series A Preferred shall vote as a single class to elect one (1) such director.

          (ii) After the Second Tranche (as such term is defined in the Purchase Agreement) has been consummated:

               (C) if at least 10,000 shares and less than 25,000 shares of Series A Preferred remain outstanding, the Board shall continue to consist of seven (7) directors and the Series A Preferred shall vote as a single class to elect one (1) such director;

               (B) if at least 25,000 shares (and, after the first anniversary date of the Issue Date, less than 60,000 shares) of Series A Preferred remain outstanding, the Board shall continue to consist of seven (7) directors and the Series A Preferred shall vote as a single class to elect two (2) such directors; and

               (C) after the first anniversary date of the Issue Date, if at least 60,000 shares of Series A Preferred remain outstanding, the Board shall continue to consist of seven (7) directors and the Series A Preferred shall vote as a single class to elect three (3) such directors.

          (iii) In addition to the rights set forth in this Section 5(b), after the Second Tranche has been consummated, so long as at least 10,000 shares of Series A Preferred remain outstanding, each standing committee or newly formed committee of the Board shall not be larger than a five-member committee and shall have as members a proportionate number of directors elected in accordance with this Section 5 equal to the proportion that the directors elected in accordance with this Section 5 bears to the full Board; provided, however, that in no case shall there be less than one director elected in accordance with this Section 5 on each such committee.

         (c) Class Voting. So long as the Second Tranche is consummated and Tracker, collectively with its Affiliates, holds at least 32,000 shares of Series A Preferred, Corporation shall not, without the affirmative vote or consent of the holders of at least a majority of all outstanding shares of the Series A Preferred, voting or consenting separately as a class without regard to series:

          (i) create any new class of equity or equity-related securities of the Corporation;

          (ii) issue shares of any class of equity or equity-related securities that by their terms rank senior to, or pari passu with, the Series A Preferred as to dividends or upon liquidation or increase the authorized number of shares of any such class, or have a conversion or purchase price less than the Conversion Price or other terms and conditions that, individually or in the aggregate, are more favorable than the terms and conditions of the Series A Preferred;

          (iii) redeem, repurchase or pay dividends on any securities of the Corporation, other than payment of dividends on the Series A Preferred;

          (iv) alter or change the number of directors that comprise the Board or any of the provisions of the Corporation's Articles of Incorporation (including, without limitation, any of the terms and conditions set forth in this Statement of Designations) or Bylaws so as to adversely affect the relative rights and preferences of any outstanding share of Series A Preferred of the Corporation;

          (v) consummate or enter into an agreement with respect to any voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation, or the consolidation, merger or other business combination of the Corporation with or into one or more entities (each, a "Sale Transaction"); provided, however, that, at any time prior to the third anniversary of the Issue Date, if (a) a bona fide proposal with respect to a Sale Transaction has been received by the Corporation, and (b) such proposal is at a price per share of Common Stock at least four (4) times the Conversion Price as of the Issue Date, then holders of Series A Preferred shall only be entitled to vote on such Sale Transaction in accordance with Section 5(a) and not as a separate class in accordance with this Section 5(c); or

          (vi) consummate any of the transactions set forth in Section 4(a).

         (d) Notwithstanding anything to the contrary in Section 5(c), the Corporation may issue Junior Securities without the affirmative vote or consent of the holders of the Series A Preferred in the following instances:

          (i) issuances pursuant to stock options or other equity incentive plans that were in existence prior to the Issue Date for employees, officers and/or directors of the Corporation;

          (ii) issuances to financial institutions or equipment leasing organizations in connection with bona fide financial or leasing transactions entered into in the ordinary course of business pursuant to which the Corporation is a party ;

          (iii) issuances to customers or suppliers of the Corporation in connection with bona fide commercial agreements entered into in the ordinary course of business pursuant to which the Corporation is a party; and

          (iv) issuances to professional services firms of the Corporation in connection with bona fide relationships entered into in the ordinary course of business pursuant to which the Corporation is a party;

         provided,  however,  that (A) the aggregate  issuances pursuant to this
Section 5(d) shall not exceed 10% of the issued and outstanding common stock of the Corporation as of the Issue Date; and (B) this Section 5(d) shall not apply with respect to any transaction having a primary purpose related to the raising of capital.

         6. Conversion. The holders of shares of Series A Preferred shall have the right to convert all or a portion of such shares into fully paid and nonassessable shares of Common Stock as follows:

         (a) Right to Convert. Subject to and upon compliance with the provisions of this Section 6, the shares of Series A Preferred shall be converted into the number of fully paid and nonassessable shares of Common Stock (calculated as to each conversion rounded down to the nearest 1/100th of a share) obtained by dividing the aggregate Liquidation Value of the shares to be converted, plus all accrued but unpaid dividends thereon through the date of conversion (unless the holder of shares of Series A Preferred being so converted shall have elected to receive any such dividends in respect of the shares being converted subsequent to conversion), by the then Conversion Price and by surrender of such shares, such surrender to be made in the manner provided in paragraph (b) of this Section 6. The Common Stock issuable upon conversion of the shares of Series A Preferred, when such Common Stock shall be issued in accordance with the terms hereof, is hereby declared to be and shall be duly authorized, validly issued, fully paid and nonassessable Common Stock. The shares of Series A Preferred shall be converted:

          (i) at any time and from time to time, in part or in whole, at the election of a holder of Series A Preferred by written notice to the Corporation that such holder elects to convert some or all of such holder's Series A Preferred and stating therein the number of shares of Series A Preferred being converted; or

          (ii) within thirty (30) days of receipt of a redemption notice from the Corporation in accordance with Section 7 hereof, in part or in whole, at the election of a holder of Series A Preferred, by written notice to the Corporation that such holder elects to convert some or all of such holder's Series A Preferred and stating therein the number of shares of Series A Preferred being converted.

         (b) Mechanics of Conversion. Certificates for each share of Series A Preferred being converted under Section 6(a) shall be surrendered, duly endorsed, at the principal office of the Corporation or of any transfer agent for the Series A Preferred, accompanied by written notice whether all accrued and unpaid dividends in respect of such shares shall be included in the calculation set forth in Section 6(a) hereof, and setting forth the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued if such name or names shall be different than that of such holder. Thereupon, the Corporation shall issue and deliver at such office on the second succeeding Business Day (unless such conversion is in connection with an underwritten public offering of Common Stock, in which event concurrently with such conversion) to such holder or on such holder's written order, (i) a certificate or certificates for the number of validly issued, fully paid and nonassessable full shares of Common Stock to which such holder is entitled and (ii) if less than the full number of shares of Series A Preferred evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Each conversion under 6(a)(i) shall be deemed to have been effected immediately prior to the close of business on the date of such surrender of the shares to be converted (except that if such conversion is in connection with an underwritten public offering of Common Stock, then such conversion shall be deemed to have been effected upon such surrender) so that the rights of the holder thereof as to the shares of Series A Preferred being converted shall cease at such time except for the right to receive shares of Common Stock and if the holder of the shares of Series A Preferred being so converted shall have elected to receive dividends subsequent to such conversion, all accrued and unpaid dividends in accordance herewith, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock at such time. Each conversion under 6(a)(ii) shall be deemed to have been effected on the close of business on the date indicated in the written notice required thereby.

         (c) Conditional Conversion. Notwithstanding any other provision hereof, if conversion of any shares of Series A Preferred is to be made in connection with a public offering of Common Stock or any transaction described in Section 6(d)(vi) hereof, the conversion of any shares of Series A Preferred may, at the election of the holder thereof, be conditioned upon the consummation of the public offering or such transaction, in which case such conversion shall not be deemed to be effective until the consummation of such public offering or transaction or, if the shares of Common Stock to be received are sold as part of such public offering such conversion at the election of the holder of the Series A Preferred being converted may be deemed to be simultaneous with the consummation of such public offering.

         (d) Adjustment of the Conversion Price. The Conversion Price shall be adjusted from time to time as follows:

          (i) Adjustment for Stock Dividends, Splits and Combinations. If the Corporation at any time or from time to time after the Issue Date, pays a stock dividend in shares of Common Stock, effects a subdivision of the outstanding Common Stock, combines the outstanding shares of Common Stock, or issues by reclassification of shares of its Common Stock any shares of capital stock of the Corporation, then, in each such case, the Conversion Price in effect immediately prior to such event shall be adjusted so that each holder of shares of Series A Preferred shall have the right to convert its shares of Series A Preferred into the number of shares of Common Stock which it would have owned after the event had such shares of Series A Preferred been converted immediately before the happening of such event; provided, however, that no adjustment shall be made hereunder to the extent the Corporation issues to the holders of Series A Preferred the shares or other instruments delivered to the holders of Common Stock in connection with such event. Any adjustment under this Section 6(d)(i) shall become effective retroactively immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of an issuance, subdivision, combination or reclassification.

          (ii) Issuance of Additional Shares of Stock. If at any time the Corporation shall (except as hereinafter provided) issue or sell any Additional Shares of Stock in exchange for consideration in an amount per Additional Share of Stock less than the Conversion Price in effect immediately prior to such issuance or sale of Additional Shares of Stock, then the Conversion Price in effect immediately prior to such issuance or sale of such Additional Shares of Stock (the "Adjustment Event") shall be adjusted to equal the price determined by multiplying such Conversion Price by a fraction, of which: (A) the numerator shall be (1) the number of shares of Common Stock outstanding immediately prior to such Adjustment Event plus (2) the number of shares of Common Stock which the aggregate amount of consideration, if any, received by the Corporation for the total number of Additional Shares of Stock would purchase at the Conversion Price per share of the Common Stock in effect immediately prior to such Adjustment Event, and (B) the denominator shall be the number of shares of Common Stock outstanding immediately after such Adjustment Event; provided, however, that such adjustment shall be made only if the Conversion Price determined from such adjustment shall be less than the Conversion Price in effect immediately prior to the issuance of such Additional Shares of Stock. The provisions of this Section 6(d)(ii) shall not apply to any issuance of Additional Shares of Common Stock for which an adjustment is provided under Section 6(d)(i) or 6(d)(iii) or which are dividends or distributions received by the holders of the Series A Preferred pursuant to
     Section 3(b) hereof.

                    (iii) (A)  Issuance of Warrants or Other  Rights.  If at any
               time the Corporation shall in any manner (whether directly or by assumption in a merger in which the Corporation is the surviving corporation) issue or sell any warrants or other rights to subscribe for or purchase any Additional Shares of Stock or any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the per share consideration received for such warrants or other rights shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the Conversion Price shall be adjusted as provided in Section 6(d)(ii), except that "Adjustment Event" shall mean such issuance or sale and the denominator shall include the Additional Shares of Stock that would be issued upon exercise of such warrants and rights and conversion of any such Convertible Securities. No further adjustments of the Conversion Price shall be made upon the actual issue or sale of such Additional Shares of Stock or of such Convertible Securities upon exercise of such warrants or other rights or upon the actual issue of Common Stock upon the conversion or exchange of such Convertible Securities.

                    (B) Issuance of Convertible  Securities.  If at any time the
               Corporation shall in any manner (whether directly or by assumption in a merger in which the Corporation is the surviving corporation) issue or sell, any Convertible Securities, whether or not the rights to convert thereunder are immediately exercisable, and the portion of the consideration received for such Convertible Securities allocable to one share of Common Stock on an as-converted basis shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the Conversion Price shall be adjusted as provided in
               Section 6(d)(ii), except that "Adjustment Event" shall mean such issuance or sale and the denominator shall include the Additional Shares of Stock that would be issued upon conversion of such Convertible Securities. No adjustment of the Conversion Price shall be made under this Section 6(d)(iii)(B) upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to
               Section 6(d)(iii)(A). No further adjustments of the Conversion Price shall be made upon the actual issue of Common Stock upon conversion of such Convertible Securities and, if any issue or sale of such Convertible Securities is made upon exercise of any warrant or other right to subscribe for or to purchase any such Convertible Securities for which adjustments of the Conversion Price have been or are to be made pursuant to other provisions of this Section 6(d), no further adjustments of the Conversion Price shall be made by reason of such issue or sale.

               (iv) Superseding Adjustments. If, at any time after any adjustment of the Conversion Price at which the Series A Preferred is convertible shall have been made pursuant to Section 6(d)(iii) as a result of any issuance of warrants, rights or Convertible Securities,
          (A) such warrants or rights, or the right of conversion or exchange in such other Convertible Securities, shall expire, and all or a portion of such warrants or rights, or the right of conversion or exchange with respect to all or a portion of such other Convertible Securities, as the case may be, shall not have been exercised, or (B) the consideration per share for which shares of Common Stock are issuable pursuant to such warrants or rights, or the terms of such other Convertible Securities, shall be increased solely by virtue of provisions therein contained for an automatic increase in such consideration per share upon the occurrence of a specified date or event, then such previous adjustment pursuant to Section 6(d)(iii) shall be rescinded and annulled and the Additional Shares of Stock which were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Immediately thereafter, a recomputation shall be made of the effect of such rights or options or other Convertible Securities on the basis of
          (y) treating the number of Additional Shares of Stock or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants or rights or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor, and (z) treating any such warrants or rights or any such other Convertible Securities which then remain outstanding as having been granted or issued immediately after the time of such increase of the consideration per share for which shares of stock or other property are issuable under such warrants or rights or other Convertible Securities; whereupon a new adjustment of the Conversion Price at which the Series A Preferred is convertible shall be made, which new adjustment shall supersede the previous adjustment so rescinded and annulled.

               (v) Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to making adjustments to the shares of Common Stock into which the Series A Preferred is convertible and the Conversion Price at which the Series A Preferred is convertible provided for in this Section 6(d):

                    (A)   Computation   of   Consideration.   As  to  the   cash
               consideration paid by the Company, and subject to the fourth sentence of this Section 6(v)(a), to the extent that any Additional Shares of Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase any Additional Shares of Stock or any Convertible Securities shall be issued for cash consideration, the consideration received by the Corporation therefor shall be the amount of the cash received by the Corporation therefor, or, if such Additional Shares of Stock or Convertible Securities are offered by the Corporation for subscription, the subscription price, or, if such Additional Shares of Stock or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends). To the extent that such issuance shall be for a consideration other than cash, then except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Board. In case any Additional Shares of Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase such Additional Shares of Stock or Convertible Securities shall be issued in connection with any merger in which the Corporation issues any securities, the amount of consideration therefor shall be deemed to be the fair value, as determined in good faith by the Board of Directors of the Corporation, of such portion of the assets and business of the nonsurviving corporation as such Board in good faith shall determine to be attributable to such Additional Shares of Stock, Convertible Securities, warrants or other rights, as the case may be. The consideration for warrants or other rights to subscribe for or purchase any Additional Shares of Stock or any Convertible Securities shall be the consideration received by the Corporation for issuing such warrants or other rights plus the additional consideration payable (or deemed paid) to the Corporation upon exercise of such warrants or other rights plus, in the case of Convertible Securities, the additional consideration, if any, payable (or deemed paid) to the Corporation upon the exercise of the right of conversion or exchange of such Convertible Securities. The consideration for any Convertible Securities shall be the consideration received by the Corporation for issuing warrants or other rights to subscribe for or purchase such Convertible Securities, plus the consideration paid or payable to the Corporation in respect of the subscription for or purchase of such Convertible Securities, plus the additional consideration, if any, payable (or deemed paid) to the Corporation upon the exercise of the right of conversion or exchange of such Convertible Securities. In case of the issuance at any time of any Additional Shares of Stock or Convertible Securities in payment or satisfaction of any dividends or interest upon any class of stock other than Common Stock or Convertible Securities, the Corporation shall be deemed to have received for such Additional Shares of Stock or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied.

                    (B) When Adjustments to Be Made. The adjustments required by this Section 6(d) shall be made whenever and as often as any event requiring an adjustment shall occur, except that any adjustment of the Conversion Price that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in
               Section 6(d)(i)) if such adjustment either by itself or with other adjustments not previously made amount to a change in the Conversion Price of less than $.05. Any adjustment representing a change of less than such minimum amount (except as aforesaid) that is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this
               Section 6(d) and not previously made, would result in a minimum adjustment. For the purpose of any adjustment, any event shall be deemed to have occurred at the close of business on the date of its occurrence.

                    (C) Fractional  Interests.  In computing  adjustments  under this Section 6(d), fractional interests in the Common Stock shall be taken into account to the nearest 1/100th of a share.

               (vi) Reorganization, Reclassification, Merger or Consolidation. If the Corporation shall at any time reorganize or reclassify the outstanding shares of Common Stock (other than a change in par value, or from no par value to par value, or from par value to no par value, or as a result of a subdivision or combination) or consolidate with or merge into another corporation, the Series A Preferred shall automatically become convertible into the same kind and number of shares of stock and other securities, cash or other property (and upon the same terms and with the same rights) as would have been receivable by a holder of the number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such reorganization, reclassification, consolidation or merger (the "Post Merger Securities"). The Conversion Price upon such conversion shall be the Conversion Price that would otherwise be in effect pursuant to the terms hereof, but shall be adjusted proportionately to reflect the relationship between the number of Post Merger Securities obtainable upon the conversion of a share of Series A Preferred and the number of shares of Common Stock into which a share of Series A Preferred Stock could have been converted immediately prior to such transaction. Notwithstanding anything herein to the contrary, the Corporation will not effect any such reorganization, reclassification, merger or consolidation unless prior to the consummation thereof, the corporation which may be required to deliver any stock, securities or other assets upon the conversion of the Series A Preferred shall agree by an instrument in writing to deliver such stock, cash, securities or other assets to the holders of the Series A Preferred. A sale, transfer or lease of all or substantially all of the assets of the Corporation to another person shall be deemed a reorganization, reclassification, consolidation or merger for the foregoing purposes.

               (vii) Adjustment Upon Conversion of Brunswick Note. In the event that (i) the Corporation receives a conversion notice from the holder of the Brunswick Note (other than Tracker) (the "Brunswick Conversion Notice") prior to binding effectiveness of the Corporation's notice to prepay the Brunswick Note in accordance with the terms of the Brunswick Note, or (ii) Brunswick converts the Brunswick Note notwithstanding the delivery of any prepayment notice by the Corporation (and such conversion was able to occur for any reason other than solely as a result of a breach by Tracker of its obligation with respect to its exercise of the Warrant and to deposit into escrow the entire exercise price therefor as contemplated by the parties hereto in that certain escrow agreement described in Section 2.2 of the Purchase Agreement), the Conversion Price shall be reduced to a price per share so as to result in the Series A Preferred then outstanding and issuable upon the exercise of the Warrant being convertible into that number of shares of Common Stock such that the percentage interest of Common Stock (determined on an as-if converted and exercised basis) held by Tracker before receipt by the Corporation of the Brunswick Conversion Notice shall be equal to the percentage interest of Common Stock (determined on an as-if converted and exercised basis) held by Tracker after conversion of the Brunswick Note.

               (viii) Exceptions to Adjustment of Conversion Price. Anything herein to the contrary notwithstanding, the Corporation shall not make any adjustment of the Conversion Price in the case of issuance of Additional Preferred Shares as dividends on shares of Series A Preferred.

               (ix) Officer's Certificate. Upon each adjustment of the Conversion Price, and in the event of any change in the rights of a holder of Series A Preferred by reason of other events herein set forth, then and in each such case, the Corporation will promptly provide a certificate of a duly authorized officer of the Corporation, stating the adjusted Conversion Price, or specifying the other shares of the Common Stock, securities or assets and the amount thereof receivable as a result of such change in rights, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

               (x) Corporation to Prevent Dilution. In case at any time or from time to time conditions arise by reason of action taken by the Corporation, which in the good faith opinion of its Board are not adequately covered by the provisions of this Section 6(d), and which might materially and adversely affect the exercise rights of the holders of the Series A Preferred, the Board shall appoint a firm of independent certified public accountants, which shall give their opinion upon the adjustment, if any, on a basis consistent with the standards established in the other provisions of this Section 6(d), necessary with respect to the Conversion Price, so as to preserve, without dilution (other than as specifically contemplated by the Articles of Incorporation), the exercise rights of the holders of the Series A Preferred. Upon receipt of such opinion, the Board shall forthwith make the adjustments described therein.

         (e) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation (it being understood that the Corporation will not be prohibited from taking actions that are permitted by the terms hereunder), but will at all times in good faith assist in the carrying out of all the provisions of Section 6 hereof and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred against impairment.

         (f) No Fractional Shares Adjustments. No fractional shares shall be issued upon conversion of the Series A Preferred. The number of full shares of Common Stock issuable upon conversion of all shares of Series A Preferred converted by the same shareholder at the same time shall be computed on the basis of the aggregate amount of the shares to be converted. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred, the Corporation will pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Market Price per share of Common Stock on the day of conversion.

         (g) Shares to be Reserved. The Corporation shall at all times reserve and keep available, out of its authorized and unissued stock, solely for the purpose of effecting the conversion of the Series A Preferred, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Series A Preferred from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the State of Texas, use its best efforts to obtain shareholder approval to increase, and thereafter, to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized but unissued Common Stock shall be insufficient to permit the conversion in full of the Series A Preferred.

         (h) Taxes and Charges. The Corporation will pay any and all issue or other taxes that may be payable in respect of any issuance or delivery of shares of Common Stock on conversion of the Series A Preferred. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of Common Stock in a name other than that of the registered holder of the Series A Preferred, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

         (i) Closing of Books. The Corporation will at no time close its transfer books against the transfer of any shares of Series A Preferred or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series A Preferred in any manner which interferes with the timely conversion of such shares of Series A Preferred.

         7.  Redemption.

         (a) Subject to the right of the holders of the Series A Preferred to exercise their conversion rights pursuant to section 6(a)(ii), all of the shares of the Series A Preferred shall be redeemable at the option of the Corporation, at any time after the third anniversary of the Issue Date, in whole but not in part, at a price equal to the sum of the Liquidation Value and all accrued but unpaid dividends thereon through the date of redemption, which such dividends shall be determined on a pro rata basis for the number of days in the period through the date of redemption, multiplied by the applicable Redemption Percentage (the "Redemption Price"). The redemption shall not occur or be effective until the date of redemption set forth in the notice of redemption delivered to holders of the Series A Preferred in accordance with Section 7(b) hereof and may be superseded by the timely exercise of the conversion right set forth in Section 6(a)(ii).

         (b) The  Corporation  may  exercise its  redemption  right set forth in
Section 7(a) by providing written notice of the Corporation's intention to redeem all of the shares of the Series A Preferred to each holder of Series A Preferred, at such holder's address of record, not less than thirty one (31) days nor more than sixty (60) days prior to the date of redemption, with such notice to specify the time and place of redemption.

         (c) Unless the Corporation defaults in the payment in full of the applicable Redemption Price, dividends on the shares called for redemption shall cease to accrue on the date of redemption, and all rights of the holders of such shares shall cease on the date of redemption, except the right to receive the amount payable upon redemption of the shares on presentation and surrender of the respective certificates representing the shares, and the shares shall not after the date of redemption be deemed to be outstanding.

         (d) Upon redemption, the shares of the Series A Preferred that shall at any time have been redeemed or which shall have been converted pursuant to Section (e), shall have the status of authorized but unissued shares of preferred stock, without designation as to series until such shares are once more designated as part of a particular series by the Board of Directors.

         8.  Issuance  of  Additional  Series A  Preferred.  To the  extent  the
Corporation issues shares of Series A Preferred in more than one issuance, all shares of Series A Preferred issued after the Issue Date shall have all the powers, designations, preferences and relative, participating, optional or other rights of the Series A Preferred, as adjusted after the Issue Date.

         9. Definitions. As used herein, the following terms shall have the respective meanings set forth below:

         "Additional Preferred Shares" means additional shares of Series A Preferred paid as a dividend on shares of Series A Preferred in accordance with
Section 3(a)(i).

         "Additional Shares of Stock" means all shares of Common Stock issued by the Corporation after the Issue Date, other than (a) on any conversion of shares of Series A Preferred, (b) pursuant to stock options or other equity incentive plans for employees, officers and/or directors of the Corporation that (i) are either approved by the directors appointed by the holders of the Series A Preferred, or (ii) were in existence prior to the Issue Date, or (c) pursuant to the terms of any other securities outstanding on the Issue Date.

         "Adjustment  Event"  shall  have  the  meaning  set  forth  in  Section
6(d)(ii).

         "Articles of Incorporation" shall have the meaning set forth in the second paragraph of this Statement of Designations.

         "Board" shall have the meaning set forth in the first paragraph of this Statement of Designations.

         "Brunswick" means Brunswick Corporation, a Delaware corporation.

         "Brunswick  Conversion  Notice"  shall  have the  meaning  set forth in
Section 6(d)(vii).

         "Brunswick Note" means the Convertible Subordinated Promissory Note dated December 14, 2001 with an initial face value of $3,000,000 initially issued to Brunswick.

         "Business Day" means any day that is not a Saturday, a Sunday or any day on which banks in the State of Missouri or Texas are authorized or obligated to close.

         "Bylaws" means the Second Amended and Restated Bylaws of the Company.

         "Common Stock" means the Corporation's Common Stock, par value $.01 per share, and shall also include any capital stock or other securities of the Corporation into which Common Stock is changed, including by way of a reclassification, combination or subdivision.

         "Conversion Price" means the Conversion Price per share of Common Stock into which the Series A Preferred is convertible, as such Conversion Price may be adjusted pursuant to Section 6 hereof. The initial Conversion Price will be $2.4594.

         "Convertible Securities" means evidences of indebtedness, shares of preferred stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for Additional Shares of Stock, either immediately or upon the occurrence of a specified date or a specified event (including, without limitation, the Affiliate Notes), other than the Series A Preferred Stock and the Warrant.

         "Corporation" means Travis Boats & Motors, Inc., a Texas corporation.

         "Dividend Payment Date" shall have the meaning set forth in Section 3(a)(ii).

         "Issue Date" means the date of the first issuance of any shares of the Series A Preferred by the Corporation.

         "Junior Securities" shall have the meaning set forth in Section 2.

         "Liquidation Value" shall have the meaning set forth in Section 3(a)(iii)(B).

         "Market Price" means, as to any security on the date of determination thereof, the average of the closing prices of such security's sales on all principal United States securities exchanges on which such security may at the time be listed, or, if there shall have been no sales on any such exchange on any day, the last trading price of such security on such day, or if there is no such price, the average of the bid and asked prices at the end of such day, on the Nasdaq National Market, in each such case averaged for a period of twenty
(20) consecutive Business Days prior to the day when the Market Price is being determined; provided, that if such security is listed on any United States securities exchange the term "Business Days" as used in this sentence means business days on which such exchange is open for trading. Notwithstanding the foregoing, with respect to the issuance of any security by the Corporation in an underwritten public offering, the Market Price shall be the per share purchase price paid by the public investors. If at any time such security is not listed on any exchange or the Nasdaq National Market, the Market Price shall be deemed to be the fair value thereof determined by an investment banking firm of nationally recognized standing selected by the Board, as of the most recent practicable date when the determination is to be made, taking into account the value of the Corporation as a going concern, and without taking into account any lack of liquidity of such security or any discount for a minority interest.

         "Parity Securities" means any securities of the Corporation which by their terms rank pari passu either as to the payment of dividends or as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         "Person"   or   "person"   shall  mean  an   individual,   partnership,
corporation, trust, unincorporated organization, joint venture, government or agency, political subdivision thereof, or any other entity of any kind.

         "Post Merger Securities" shall have the meaning set forth in Section 6(d)(vi).

         "Purchase  Agreement"  shall  have the  meaning  set  forth in  Section
3(a)(i).

         "Redemption Percentage" shall mean a percentage equal to 104% during the period commencing on the third anniversary date of the Issue Date and ending on the day before the fourth anniversary date of the Issue Date, 103% during the period commencing on the fourth anniversary date of the Issue Date and ending on the day before the fifth anniversary date of the Issue Date, 102% during the period commencing on the fifth anniversary date of the Issue Date and ending on the day before the sixth anniversary date of the Issue Date, 101% during the period commencing on the sixth anniversary date of the Issue Date and ending on the day before the seventh anniversary date of the Issue Date, and 100% beginning on the seventh anniversary date of the Issue Date and thereafter.

         "Redemption Price" shall have the meaning set forth in Section 7(a).

         "Sale Transaction" shall have the meaning set forth in Section 5(c)(v).

         "Series A Liquidation  Preference"  shall have the meaning set forth in
Section 4(a).

         "Series A Preferred" shall have the meaning set forth in Section 1.

         "Tracker" shall have the meaning set forth in Section 3(a)(i).

         "Voting Conversion Price" shall have the meaning set forth in Section 5(a).

         "Warrant" shall mean the warrant to purchase shares of Series A Preferred issuable to the initial holder of Series A Preferred as of the Second Closing.

         IN WITNESS WHEREOF, Travis Boats & Motors, Inc. has caused this Statement of Designation to be signed on its behalf by Mark T. Walton, its President, this _____ day of __________________, 2002.

                             TRAVIS BOATS & MOTORS, INC.



                             By:
                                    --------------------------------------------
                                    Mark T. Walton, President